Exhibit 99.3
SECOND AMENDMENT TO ADT INC.
2018 OMNIBUS INCENTIVE PLAN
The ADT Inc. 2018 Omnibus Incentive Plan (as amended, the “Plan”) is hereby amended, effective as of February 22, 2024 (the “Effective Date”), as follows:
1.Amendment to Section 2 of the Plan. Section 2 of the Plan is hereby amended by deleting the second sentence in its entirety and replacing it with the following:
“The expiration date of the Plan, on and after which date no Awards may be granted, shall be February 22, 2034; provided, however, that such expiration shall not affect awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.”
2.Amendment to Section 5(b) of the Plan. Section 5(b) of the Plan is hereby amended and restated in its entirety as follows:
“(b) Share Limits. Subject to Section 11 of the Plan and subsection (e) below, the following limitations apply to the grant of Awards: (i) no more than 137,545,456 shares of Common Stock may be reserved for issuance and delivered in the aggregate pursuant to Awards granted under the Plan (the “Share Pool”); (ii) no more than 137,545,456 shares of Common Stock may be delivered pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iii) the maximum amount (based on the Fair Market Value of shares of Common Stock on the date of grant as determined in accordance with applicable financial accounting rules) of Awards that may be granted in any single fiscal year to any non-employee member of the Board, taken together with any cash fees paid to such non-employee member of the Board during such fiscal year, shall be $400,000; provided, that the foregoing limitation shall not apply in respect of any Awards issued to a non-employee director in respect of any one-time initial equity grant upon a non-employee director’s appointment to the Board.”
3.Effectiveness. In accordance with Section 13(a) of the Plan, the effectiveness of this Amendment is subject to the approval of the Company’s stockholders at the Company’s 2024 annual general meeting of stockholders. For the avoidance of doubt, if stockholder approval is not obtained, then this Amendment shall be void ab initio and of no force and effect.
4.Effect on the Plan. This Amendment shall not constitute a waiver, amendment or modification of any provision of the Plan not expressly referred to herein. Except as expressly amended or modified herein, the provisions of the Plan are and shall remain in full force and effect and are hereby ratified and confirmed. On and after the Effective Date, each reference in the Plan to “this Plan,” “herein,” “hereof,” “hereunder” or words of similar import shall mean and be a reference to the Plan as amended hereby. To the extent that a provision of this Amendment conflicts with or differs from a provision of the Plan, such provision of this Amendment shall prevail and govern for all purposes and in all respects.

IN WITNESS WHEREOF, the undersigned, being authorized by the Board of Directors to execute this Amendment in evidence of the adoption of this Amendment by the Board of Directors, has executed this Amendment as of the date first written above.

ADT INC.
By:	/s/ David Smail
David Smail
Executive Vice President, Chief Legal Officer and Secretary

[Signature Page to Second Amendment to ADT Inc. 2018 Omnibus Incentive Plan]